EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED JANUARY 28, 2012

	January 28, 2012 (52 weeks)	January 29, 2011 (52 weeks)	January 30, 2010 (52 weeks)	January 31, 2009 (52 weeks)	February 2, 2008 (52 weeks)
Earnings:
Earnings before tax expense	$843	$1,734	$589	$1,967	$1,888
Fixed charges	794	826	881	872	855
Capitalized interest	(6)	(7)	(10)	(11)	(14)

Pre-tax earnings before fixed charges	$1,631	$2,553	$1,460	$2,828	$2,729

Fixed charges:
Interest	$441	$455	$512	$496	$488
Portion of rental payments deemed to be interest	353	371	369	376	367

Total fixed charges	$794	$826	$881	$872	$855

Ratio of earnings to fixed charges	2.1	3.1	1.7	3.2	3.2